FOR IMMEDIATE RELEASE

                                                               February 28, 2006
                                                           ADVANTEST CORPORATION
                                            (Toshio Maruyama, President and CEO)
                                    (Stock Code Number: 6857, TSE first section)
                                                      (Ticker Symbol: ATE, NYSE)

CONTACT:
Yuri Morita
(Managing Executive Officer and
Senior Vice President, Corporate Affairs Group)
Phone: +81-(0)3-3214-7500


            Advantest Issues Stock Option (Stock Acquisition Rights)

Tokyo -February 28, 2006 - Advantest Corporation (the "Company") resolved at a meeting of its Board of Directors today to issue stock options in the form of stock acquisition rights pursuant to Article 280 Paragraphs 20 and 21 of the Commercial Code and a shareholders resolution at the 63rd annual general meeting of shareholders under the terms set forth below.


1.   Date of issuance                       February 28, 2006

2.   Number of stock acquisition rights
     issued                                 20

3.   Issuance price                         No consideration shall be paid.

4.   Class and total number of shares       2,000 shares of common stock of
     underlying the stock acquisition       Advantest Corporation (each stock
     rights                                 acquisition right shall be
                                            exercisable for 100 shares)

5.   Total subscription price to be paid    1,340,300 Yen (13,403 Yen per share)
     upon exercise of each stock
     acquisition right

6.   The total value of all shares          26,806,000 Yen
     (newly issued shares or treasury
     shares) issued or delivered upon
     the exercise of stock acquisition
     rights

7.   Exercise period of the stock           Between April 1, 2006 and
     acquisition rights                     March 31, 2010

8.   The amount of the issuance price of    6,702 Yen per share
     the newly issued shares issued
     pursuant to the exercise of stock
     acquisition rights that will be
     incorporated into capital

9.   The number of employees receiving      Employee of the Company's overseas
     stock acquisition rights               subsidiary, totaling 1


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For Reference


(1)  The date of the meeting of the Board of   May 25, 2005
     Directors setting the date for the
     annual general meeting of shareholders

(2)  Date of the resolution made pursuant to   June 28, 2005
     the annual general meeting of
     shareholders